Issuer Free Writing Prospectus

[Filed Pursuant to Rule 433

Registration No. 333-210169]

Dated March 17, 2017

Relating to Preliminary Prospectus

Dated March 13, 2017

PRICING TERM SHEET

GasLog Ltd.

$250,000,000

8.875% Senior Notes due 2022

March 17, 2017

Issuer:	GasLog Ltd.

Securities Offered:

8.875% Senior Notes due 2022 (the “Notes”)

Blenheim Holdings Ltd., which is GasLog’s largest shareholder and is controlled by our chairman, Peter G. Livanos, has agreed to purchase $9,750,000 of Notes in this offering

Trade Date:	March 17, 2017

Settlement Date (T+3):	March 22, 2017 (DTC)

Principal Amount:	$250,000,000

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Final Maturity Date:	March 22, 2022

Interest Payment Dates:	March 30, June 30, September 30 and December 30, commencing on June 30, 2017

Coupon:	8.875%

Public Offering Price:	100%, plus accrued and unpaid interest, if any, from March 22, 2017

Day Count:	30/360

Gross Proceeds:	$250,000,000

Underwriting Discount:	1.75% for institutional orders and 2.80% for retail orders. The underwriters will not receive an underwriting discount or commission on the sale of Notes to Blenheim Holdings Ltd. and any other Notes sold to certain GasLog-related investors.

Net proceeds to Issuer after underwriting discount and estimated offering expenses:	$245,280,750

Optional Redemption:

We have the right to redeem the Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued and unpaid as of the date of redemption) discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 50 basis points, plus accrued and unpaid interest thereon to the date of redemption.

Ratings:	The Notes will not be rated by any nationally recognized statistical rating organization

Listing:	The Notes will not be listed on any securities exchange

CUSIP/ISIN:	G37585 AC3 / USG 37585AC37

Joint Book-Running Managers:	DNB Markets, Inc. Stifel, Nicolaus & Company, Incorporated

Co-Managers:	Arctic Securities LLC DVB Capital Markets LLC Pareto Securities Inc.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting DNB Markets, Inc. at 1-212-551-9814 or Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.